Mail-Stop 4561

October 15, 2007

Mr. Lark E. Wysham
Corporate Secretary
Citizens Bancorp
275 Southwest Third Street
Corvallis, Oregon 97339

  Re: **Citizens Bancorp**
          Preliminary Proxy Statement and Schedule 13E-3
          Proxy file number 0-23277, Schedule 13E-3 file number 5-81499
          Filed September 11, 2007

Dear Mr. Wysham:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we ma\y better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note that you are purporting to create 2 classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 300 security holders of record. In your response letter, provide your legal analysis as to why the common stock and Series A Preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a

formal opinion of counsel that your existing common stock and your newly authorized class of preferred stock are separate classes of securities under Oregon state law. Your response should also provide counsel's legal analysis as to why it is opining that your existing common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of stock and why the rights of each class support the opinion of counsel.

2. In light of the Southard per-share price analysis that you provided the staff and which we do not find described or filed, we remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, and the like. Also, confirm to us that you have described in detail all oral presentations made to the board by Southard Financial concerning the methodologies it used and any other work performed. The filing should be clear as to the consideration given such materials by the board.

Preliminary Proxy Statement

Cover Page

3. In the last paragraph on dissenters' rights, disclose what amount the company believes is fair value, or discuss how it will determine that value by outlining the factors and the methodology it will use to calculate fair value. Also provide this information in the summary term sheet and in your dissenters' rights section beginning on page 28.

Summary Term Sheet, page 1

4. Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety" by reference to more detailed information in the proxy statement. The information you provide in the proxy statement must be materially complete and the qualification suggests that the summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the determination of cash payment on page 25, the exercise and perfection of dissenters' rights on

page 28, dissenters' rights on page 37 (twice), and the selected consolidated pro forma financial information on page 48. Please revise accordingly.

5. Please clarify, reconcile and enhance the disclosure in the Summary Term sheet to clearly state the expected market and liquidity for preferred and common stock after the transaction, including how they will compare to the liquidity of the current market for the common stock.

Forward Looking Statements, page 2

6. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a going private transaction. See Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference and do not refer to the safe harbor provisions in any future press releases or other communications relating to this transaction.

May I buy additional shares of common stock…, page 5

7. Please address the difficulty of this course, given the limited market for the common stock.

Q&A, page 3

8. In the third Q&A on page 6, please revise your statement that "[o]fficers, directors and other affiliated stockholders will be treated in the same manner as unaffiliated shareholders" to disclose, if true, that, because each such person owns more than 2,500 shares, they will continue to own common shares after the merger.

Effects of the Reclassification, page 8

9. Revise the seventh bullet point to disclose the anticipated savings on a per share basis, i.e., the total annual expected savings, $171,500, divided by the current shares outstanding.

Avoiding Reclassification…, page 9

> 10. As of the latest date feasible, please include a list of brokers holding more than 2,500 shares.

Purpose of the Reclassification, page 10

> 11. We note the disclosure here and elsewhere regarding the savings you expect and the financial statements and other documents you intend to provide your shareholders following de-registration. Revise to disclose whether counsel will review your annual report and whether or not annual reports will still be prepared and mailed to security holders. If so, quantify the cost and indicate whether or not these costs are included in the coast savings expected.

Negative Effects of the Reclassification on Citizens, page 15

> 12. Revise to disclose the possibility and consequences of Citizens gaining additional security holders through negotiated trades requiring SEC registration.

Effects of the Reclassification on Remaining Common Shareholders, page 17

> 13. Clarify why maintaining an equity position in Citizens will be beneficial when there will be reduced liquidity and essentially no trading market.

Recommendation of the Board…, page 19

> 14. Given that all the directors hold over 2,500 shares, the Board may have considered themselves to have a conflict of interest in determining the terms of this transaction. Please disclose the Board's consideration of this issue.

> 15. Given the significant percentage of shares owned by officers, directors and affiliates and the consequent potential conflict of interest with unaffiliated shareholders, disclose the consideration the Board gave or did not give to excluding these shares from the required vote to approve the reclassification transactions.

Determination of Exchange Ratio, page 23

> 16. We note the disclosure in the third paragraph on page 24. Although parts of Appendix C contemplate an opinion on the fairness of the exchange of preferred for common to holders of between 250 and 2500 shares, in the opinion paragraph at the end of the opinion, Southard Financial did not

opine on the fairness of the preferred stock exchange ratio. Please revise the proxy statement or opinion, as appropriate, and advise us in your response letter how this matter was reconciled.

17. In the proxy statement, provide a summary of the fairness opinion and work performed by Southard Financial, including how Southard Financial interpreted the information set out in the last sentence on page C-6.

18. Please provide the staff with a copy of any board book materials supplied by Southard Financial to the Citizens board. If this will be available to ordinary shareholders, please disclose this in the filing, including how it may be examined.

19. To the extent the board is relying on the analysis of Southard Financial to satisfy its Item 1014 requirements, it must specifically adopt the analysis as its own. Refer to Item 1014(b) of Regulation M-A and Answer to Question 20 of Release No. 34-17719 and revise as appropriate.

Exercise and Perfection of Dissenters' Rights, page 28

20. Please provide the name and address to whom the notice of dissent must be sent.

Federal Income Tax Consequences…, page 28

21. At the beginning of the second paragraph, please delete the statement that the discussion is "general in nature." It implies that you are not responsible for the disclosure in your proxy statement.

Requirements for Shareholders Approval, page 33

22. Please give the combined number and percentage of shares owned by officers and directors and the Thompson family. Note also for the Q&A section.

Appendix C Fairness Opinion

23. On page C-8 the disclosure indicates that the opinion is "solely" for the use of the Board. This limitation appears to limit reliance by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete this limitation or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support

any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws. Please see the Current Issues and Rulemaking Projects Outline, Section II.D.1. Mergers & Acquisitions – Investment Banking Firm Disclaimers, November 14, 2000. Also state that Southard has consented to the summary of its opinion and references to Southard in the proxy statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the comments may be directed to David Lyon at (202) 551-3421 or to me at (202) 551-3448.

Sincerely,

Jessica Livingston
Senior Attorney

By Fax: Bennett H. Goldstein
1132 SW 19th Ave.
Portland, Oregon 97205
Fax number 503-294-7918